Form C

Cover Page

Name of issuer:

NOYACK LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 5/27/2025

Physical address of issuer:

33 Park Place
Suite 400
New York NY 10007

Website of issuer:

https://wearenoyack.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$5,000,000.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$464.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($464.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

NOYACK LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter

immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Amy Young	Managing Director, Strategic Partnerships, Capital Markets	Microsoft	2025
Charles J. Follini	Founder and CEO	NOYACK	2025
Stephen I. Robie	CFO	NOYACK	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Charles J. Follini	CEO	2025
Mohamed Koné	CTO	2025
David Merrill	Marketing Strategist	2025
Paola Saladin	Chief of Staff	2025
Stephen I. Robie	CFO	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Charles J. Follini	1000.0 Class A Units	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company is a new entity with no operating history and an untested business model. The Company was organized in 2025 and has not yet generated meaningful revenues. Its business model—developing and commercializing autonomous artificial-intelligence ("AI") agents for personal wealth management—is novel and unproven. There can be no assurance that the Company's platform will achieve market acceptance, generate recurring revenue, or operate profitably. Because the Company lacks a track record of financial performance and its products depend on emerging technologies and user trust, investors should be prepared to lose their entire investment.

The Company is entirely dependent on Noyack Capital LLC to perform all administrative and operational functions. Pursuant to an Administrative Services Agreement dated May 27, 2025, the Company relies on Noyack Capital LLC (the "Administrator") to provide all Entity-Level and Platform-Level services, including finance, accounting, compliance, product development, data security, and customer support. The Company has no employees or internal infrastructure. If the Administrator fails to perform, becomes insolvent, or withdraws, the Company may be unable to continue operations. Identifying and transitioning to a replacement administrator could take months and require significant costs, during which time the Company's business could be materially disrupted. Any failure of the Administrator's business-continuity, cybersecurity, or disaster-recovery systems could materially interrupt the Company's operations and delay regulatory filings or investor communications.

The Company's success depends on key personnel whose loss could adversely affect the Company's operations. The Company is highly dependent on the experience and leadership of Charles J. Follini, Stephen I. Robie, and Mohamed Koné, who collectively oversee the Company's strategic, financial, and technical development. Loss of any of these individuals, or failure to recruit qualified AI, compliance, and engineering talent, could delay product delivery and impair growth. The Company does not maintain key-person insurance and may be unable to replace these individuals on comparable terms. Certain key personnel may concurrently serve in other NOYACK-affiliated entities, which could limit the time and attention devoted to the Company's business.

The Company's AI systems are based on rapidly evolving technologies that may not perform as expected. The Company's platform relies on machine-learning models, natural-language processing, and agentic AI frameworks licensed from or dependent on third-party providers. These models may produce inaccurate or unintended outputs or fail to adapt to changing market conditions. Any material error or instability in model performance could erode user trust, trigger liability for erroneous recommendations, and harm the Company's reputation. The Company's AI systems also depend on prompt-engineering, model-tuning, and external data ingestion pipelines. Any degradation in training-data quality, interruption of external data sources, or regulatory restriction on data use could materially impair model performance.

Dependence on third-party foundation models and vendors exposes the Company to licensing and service risks. The Company utilizes APIs and cloud infrastructure from major AI and data providers such as OpenAI, Anthropic, and AWS. If any provider changes pricing, terminates access, or modifies usage policies, the Company could incur higher costs or lose critical functionality. Vendor outages or breaches beyond the Company's control could interrupt service and result in lost revenue and customer attrition. The Company also relies on financial-data integration vendors such as Plaid, Finicity, or similar providers for account connectivity. Interruptions or changes to these services, or inaccuracies in the data supplied, could materially impair platform performance and compliance reporting.

The Company's operations depend on the secure collection and storage of user and financial data. The Company's platform requires users to input personal and financial information. Any cyberattack, data breach, or failure to safeguard data in accordance with the Administrative Services Agreement and applicable laws (such as the Gramm-Leach-Bliley Act, FTC Safeguards Rule, and state privacy statutes) could result in regulatory penalties, litigation, and reputational harm. Insurance coverage, if obtained, may not cover all losses or third-party claims. If the Company expands internationally, it may also become subject to the European Union's General Data Protection Regulation ("GDPR") and the United Kingdom Data Protection Act, which impose additional data-transfer and consent requirements that could increase compliance costs.

The regulatory environment for AI and digital financial tools is uncertain and subject to rapid change. AI applications in financial contexts are increasingly scrutinized by the SEC, FINRA, FTC, and state regulators. Future rules or guidance may require AI auditability, model transparency, or licensing as a registered investment adviser under the Investment Advisers Act of 1940. Compliance with new requirements

could entail significant expense or necessitate product modification. Failure to comply could result in fines or restrictions on the Company's operations. In particular, evolving interpretations of the Investment Advisers Act of 1940 could deem certain AI-generated recommendations to constitute "investment advice," which may require registration or licensing and could significantly alter the Company's business model.

The Company does not expect to generate meaningful revenue or profits for the foreseeable future. The Company is in the product-development stage and expects continuing losses until it achieves commercial scale. Revenues, if any, will depend on user adoption, subscription pricing, and conversion to paid plans. Failure to establish a sustainable revenue base would impair the Company's ability to fund operations and could result in insolvency.

The Administrator will receive fees and profit interests that may dilute investors and reduce returns. Under the Administrative Services Agreement, the Administrator earns an annual 2% asset-management fee based on the value of Class A Units, payable in cash or additional Units, and a 20% subordinated participation in profits upon a sale of the Company. These fees accrue regardless of profitability and will dilute investor ownership and reduce net distributable proceeds. Because such fees and profit-sharing rights are payable before investor distributions, they may reduce cash available for reinvestment or payment of operating expenses.

The Company may require additional capital, and there is no assurance that such capital will be available. Future funding may be necessary to complete product development, maintain regulatory compliance, and finance growth. There is no guarantee that the Company can raise additional capital on acceptable terms or at all. If additional financing is unavailable, the Company may be forced to curtail operations or cease business entirely.

The Company operates in a highly competitive industry with rapid technological change. The markets for financial-technology and AI advisory services include many established companies and new entrants with greater resources, brand recognition, and distribution. Competitors may offer free or lower-cost alternatives or replicate the Company's features. If the Company cannot differentiate its platform through superior functionality or data security, its business and prospects will suffer.

The Company's dependence on third-party integrations and APIs creates operational and compliance risk. The platform relies on data feeds, banking APIs, and third-party software interfaces. If any integration is interrupted or its terms change, user experience may degrade and revenues may decline. Integration partners may also impose data-handling or security requirements that increase costs or limit product features.

Adverse economic conditions could reduce user demand and delay growth. Inflation, interest-rate changes, market volatility, or a recession could reduce consumer spending and investment activity. Lower disposable income among target users (Millennials and Gen Z investors) could directly impact subscription growth and AUM-related revenue.

Investors have limited voting rights, and the Administrator retains broad discretion over Company affairs. Under the Company's Limited Liability Company Agreement, the Administrator controls all management decisions, including those related to mergers, dispositions, or dissolution. Holders of Class A Units have limited ability to influence such decisions and may not remove the Administrator except under narrow circumstances for cause. This concentration of control may delay or prevent actions that benefit investors.

Conflicts of interest may arise between the Administrator and the Company or its investors. The Administrator and its affiliates may manage other enterprises that compete with or transact with the Company. Although the Administrative Services Agreement requires fair and reasonable terms, there is no guarantee that transactions with affiliates will always be advantageous to the Company. The Administrator's profit-participation interest could create incentives to pursue a sale or strategic transaction not aligned with investor timing or value objectives. The Administrator or its affiliates may also provide technology development, marketing, or financial-advisory services to the Company under separate agreements, which may involve related-party transactions subject to conflicts of interest.

The Company's intellectual-property rights may be inadequate to protect its technology or brand. The Company relies on trade secrets, copyrights, and confidential information to protect its software and data. Unauthorized use or disclosure could permit competitors to replicate its technology. The Company may also face claims that its technology infringes others' rights, which could result in costly litigation and require product changes or royalty payments. In addition, certain proprietary datasets and AI-generated outputs may not qualify for patent or copyright protection, limiting the Company's ability to prevent competitors from developing similar products.

There is no public market for the Class A Units, and investors should expect illiquidity. The Units are not traded on any public exchange and may not be resold except as permitted under applicable securities laws. No public market is expected to develop. Investors must be prepared to hold their Units for an indefinite period and to bear the risk of total loss.

This offering is conducted under Regulation Crowdfunding, which imposes resale restrictions and funding limits. Because the offering is made pursuant to Regulation Crowdfunding, investors may not transfer their Units for one year except under limited circumstances. The Company is also restricted in the amount of capital it can raise under this exemption. Accordingly, investors should view this investment as long-term and illiquid.

Forward-looking statements are subject to significant uncertainties and may not be realized. Statements in the Company's offering materials and presentations

regarding future plans, projections, or performance are forward-looking and subject to numerous risks. Actual results may differ materially due to factors beyond the Company's control. Because this offering is under Regulation Crowdfunding, the statutory safe-harbor for forward-looking statements does not apply. Investors should not rely on any forward-looking statements as predictions of future performance and should evaluate all statements in light of the risk factors described herein.

AI models may exhibit bias or generate unintended outcomes that harm users and the Company's reputation. Despite controls and testing, AI systems can produce biased or erroneous results based on training-data limitations or contextual misinterpretation. Such outcomes could result in consumer complaints, adverse media coverage, or regulatory investigations and could require costly remediation or model retraining.

The performance of the Company's AI agents depends on the accuracy and completeness of input data. Errors, omissions, or out-of-date information in user profiles or third-party datasets may cause the AI agents to generate incorrect financial recommendations. Such failures could undermine user confidence and lead to claims alleging negligent or misleading advice.

The Company faces risk from changes in laws governing consumer finance and data privacy. Evolving federal and state laws—including the California Consumer Privacy Act (CCPA) and similar state statutes—may impose new obligations on data collection, storage, and use. Non-compliance could result in civil penalties or litigation. Compliance efforts may require additional personnel and technical resources, increasing operating costs.

Macroeconomic and market events outside the Company's control could impair performance. Recessionary pressures, credit-market disruptions, pandemics, or geopolitical events could reduce consumer investment activity and limit access to capital markets. Such conditions could delay growth and reduce enterprise value.

An investment in the Company involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment. An investment in the Class A Units is speculative. The Company cannot guarantee any return or liquidity. Prospective investors should carefully review all offering materials, consult with their financial, tax, and legal advisers, and be prepared to lose all or a substantial portion of their investment.

Additional risks not presently known or deemed immaterial may also materially affect the Company's business. The risks described above are not exhaustive. New risks may arise, or existing risks may evolve in ways the Company cannot currently predict. Any of these risks, individually or collectively, could have a material adverse effect on the Company's business, financial condition, or results of operations.

The Company's future success depends on the efforts of a small management team. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Charles J. Follini, Mohamed Koné, Paola Saladin, David Merrill and Stephen I. Robie are part-time officers. As such, it is likely that the Company will not make the same progress as it would if that were not the case.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 90% Product & Agents, 5% Operations & Compliance, 5% Wefunder Fee

If we raise: **$5,000,000**

Use of Proceeds: 40% Product & Agents, 30% Growth & Marketing, 20% Data & Infrastructure, 5% Operations & Compliance, 5% Wefunder Fee

The Company will use the proceeds of the Offering to develop and integrate advanced artificial-intelligence agents into a unified platform designed to assist individuals with the management of wealth and investment portfolios, and undertake activities ancillary or incidental thereto.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment

will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts.
The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Units** in the Company ("**Preferred Units**"), when and if the Company sponsors an equity offering that involves **Preferred Units**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Units**, **Investors will receive a number of shares of Preferred Units** calculated using the method that results in the greater number of **Preferred Units**:

1. the total value of the Investor's investment, divided by
   1. the price of **Preferred Units** issued to new Investors multiplied by
   2. the **discount rate** (80%), or
2. if the valuation for the company is more than **$50,000,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
   1. the Valuation Cap divided by
   2. the total amount of the Company's capitalization at that time.
3. For investors up to the first **$250,000.00** of the securities, investors will receive a valuation cap of **$40,000,000.00** and a discount rate of 80.0%. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Units basis):

- Includes all shares of Capital Units issued and outstanding;

- Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Units**, Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Units equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard nonparticipating Preferred Units. The Investor's right to receive its Cash-Out Amount is:

1. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Units);
2. On par with payments for other SAFEs and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Units in proportion to the full payments that would otherwise be due; and
3. Senior to payments for Common Units.

VIP Bonus

NOYACK LLC will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No:

16. How may the terms of the securities being offered be modified?

Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either:

1. the Investor or
2. the majority-in-interest of all then-outstanding SAFEs with the same "Post-Money Valuation Cap" and "Discount Rate" as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
   1. the Purchase Amount may not be amended, waived or modified in this manner,
   2. the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and
   3. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

Pursuant to authorization in the Investment Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Units	N/A (LLC does not authorize Units)	1,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

Describe any other rights:

On each matter where the Class A Unit Holders (the "Members") have a right to vote, each Unit (other than those owned by the Administrator) shall be entitled to and shall constitute one (1) vote, and all voting Units shall vote together as a single class, except as otherwise set forth in our operating agreement or required by the Delaware Limited Liability Company Act (the "Delaware Act"). In determining any action or other matter to be undertaken by or on behalf of us, each Member shall be entitled to cast a number of votes equal to the number of Units that such Member holds, with the power to vote, at the time of such vote. Unless otherwise set forth in our operating agreement, or as required by the Delaware Act, the taking of any action by us which requires a vote of the Members as set forth above shall require the receipt of votes from Members holding a majority of the Units to constitute a quorum; provided, that in the case of a proposed removal of the Administrator, or certain other extraordinary actions such as a merger, dissolution, or sale of substantially all assets, an affirmative vote of holders of two-thirds (2/3) of the Units shall be required to authorize and approve such action. In determining the outcome of any vote at a meeting, Unitholders that abstain or do not vote will effectively be counted as votes against such action. Units owned by the Administrator shall have no voting rights but entitle the Administrator to separate economic participation and performance compensation rights as described in the Administrative Services Agreement.

The Company has yet to authorize Preferred Units, including Class A Units, which investors in the SAFE (if converted) will receive. Preferred Units, including Class A Units, have liquidation preference over Common Units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the Unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the Unitholders** may change the terms of the operating agreement for the Company, change the terms of securities issued by the Company, change

the management of the Company, and even force out minority holders of securities. **The Unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The Unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional Units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the Investor, and we do not guarantee that the SAFE will be converted into any particular number of **Units**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Units**, Investors may receive a number of **Preferred Units** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Unit** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Units** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **management**. Among the factors we may consider in determining the price of **Preferred Units** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **Units** that take into account, as applicable, factors such as the following:

- unrelated third party valuations of our Class A Units;
- the price at which we sell other securities in light of the rights, preferences and privileges of those securities relative to those of our Class A Units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of our Class A Units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from Unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for Unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its Unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	SAFE	$11,000	General operations
9/2025	Section 4(a)(2)	Class A Units	$10,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Charles J. Follini
Amount Invested	$10,000.00
Transaction type	Priced round
Issue date	09/08/25
Relationship	Founder and CEO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

NOYACK LLC (the "Company") was formed as a Delaware limited liability company in May 2025 to develop, train, and commercialize advanced artificial-intelligence agents within a unified platform that enables individual investors to exercise direct, comprehensive, and continuous control over their wealth. The Company's mission is to democratize institutional-grade financial capabilities—historically accessible only to large institutions and high-net-worth investors—by delivering an integrated system that combines investment strategy, portfolio optimization, tax-efficient planning, risk analytics, and cash-management functions through an intelligent and adaptive AI interface. The Company is currently in the early stages of technology development, product design, regulatory analysis, and operational build-out.

The Company is conducting an offering pursuant to Regulation Crowdfunding of Simple Agreements for Future Equity ("SAFEs"), all issued under a single

standard form of SAFE (the "Offering"). The Company seeks to raise up to $5,000,000 under the Offering. The SAFE includes a $50,000,000 valuation cap and a 20% discount. A discounted valuation cap will apply solely to the first $250,000 of aggregate investments made by early investors and Wefunder VIPs; all other investors will invest under the $50M SAFE terms. The Company intends to use the proceeds of the Offering to fund ongoing artificial-intelligence development, model training, technical infrastructure, compliance and regulatory readiness, market testing, and initial go-to-market activities. As an early-stage enterprise, the Company has limited operating history and expects to continue incurring losses as it invests in product development, personnel, infrastructure, and strategic growth.

The day-to-day operations of the Company are administered by Noyack Capital LLC (the "Administrator"), an affiliate of the Company's Founder and Chief Executive Officer, Charles J. Follini. The Administrator's authority is established under the Company's operating agreement and administrative services agreement, pursuant to which the Administrator has the exclusive right and responsibility to oversee management, operations, and execution on behalf of the Company's Board. The Administrator provides strategic oversight, operational management, administrative support, and execution of the Company's platform development and investment strategy.

Milestones

NOYACK LLC was organized in the State of Delaware in May 2025.

The Company's Founder and Chief Executive Officer, Charles J. Follini, brings forty-two (42) years of experience investing in alternative assets, including leadership of a $1 billion AUM investing syndicate serving high-net-worth families, and a multi-decade track record of 23% net annualized returns. Mr. Follini has paired this investment background with emerging agentic AI technologies to accelerate financial empowerment for Millennial and Gen Z investors.

On September 8, 2025, Mr. Follini made an initial capital contribution of $10,000 and purchased 1,000 Class A Units at $10.00 per Unit.

Since formation, the Company has begun development of an integrated AI platform for personal wealth management, aligning with demographic research indicating that approximately 74 million U.S. Millennials are expected to inherit $4.8 trillion by 2025 and an estimated $89 trillion by 2048. The Company's goal is to provide an intelligent agent-driven system that unifies financial education, planning, and execution.

The Company has achieved several early product milestones and development progress:

- Noyack Webapp launched (2025)

- Noyack.ai educational AI agent launched (2025)

- Prophit.ai investment AI agent in beta (expected full release Q4 2025)

- Quarterback AI agent MVP in development (expected Q1 2026 release)

- Tax optimization AI agent in pipeline (expected Q3 2026 release)

The Company has assembled a leadership team with more than seventy-five (75) combined years of relevant experience across alternative investments, private markets, AI-enhanced financial technology, and digital marketing, including team members with prior management of over $1 billion in assets and multiple successful exits.

The Company is subject to the risks and uncertainties common to early-stage companies. Given its limited operating history, the Company cannot reliably estimate the timing or amount of future revenue.

Historical Results of Operations

Our company was organized in May 2025 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended May 27, 2025, the Company had revenues of $0.
- *Assets*. As of May 27, 2025, the Company had total assets of $0, including $0 in cash.
- *Net Loss*. The Company had net losses of $464 through May 27, 2025.
- *Liabilities*. The Company's liabilities totaled $464 as of May 27, 2025.

Related Party Transactions

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the Company has been financed with $10,000 in equity.

After the conclusion of this offering, should we hit our minimum funding target, our projected runway is nine (9) months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We

don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the offering in order to perform operations over the lifetime of the Company. We plan to raise capital in twelve (12) months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

NOYACK LLC cash in hand is $10,000, as of November 2025. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $154.70/month, for an average burn rate of $154.70 per month. For the next twelve (12) months, the Company plans to receive financing from the Administrator to cover operational costs, and the Administrator is committed to providing funds on an as-needed basis. The Company intends to be profitable in eighteen (18) months.

Since the date covered by our Audited Financial Statement as of May 27, 2025, there have been no material changes or trends in our finances or operations. On September 8, 2025, Charles J. Follini, the Initial Member, made an initial capital contribution of $10,000 and purchased 1,000 Class A Units at $10.00 per Unit. Other than this initial capital contribution, there were no material subsequent events requiring recognition or additional disclosure in our Audited Financial Statement.

Noyack Capital LLC (the "Administrator"), an affiliate of the Company, is currently generating recurring revenue from asset management and administrative fees derived from affiliated investment vehicles managed under the NOYACK platform. Based on the Company's current agreements and projected fee accruals, estimated revenue over the next six (6) months is approximately $120,000, which will serve as a source of working capital to support operations and platform development.

Operating expenses over this same period are expected to range between $110,000 and $130,000, which includes the 2% administrative fee payable to Noyack Capital LLC under the Administrative Services Agreement. Core expenses primarily include product development and engineering, administrative and professional services, cloud and data infrastructure expenses related to AI deployment, and marketing spend aligned with the Company's Regulation Crowdfunding campaign.

As detailed in the Audited Financial Statement as of May 27, 2025, NOYACK LLC maintains a capital-efficient operating structure supported by affiliate revenues and controlled expenses. The Company expects to remain operationally sustainable through the upcoming Regulation Crowdfunding offering and does not require external capital to achieve near-term revenue generation.

Management anticipates achieving positive net cash flow from operations by late 2026 or early 2027, driven by expanding affiliate fee revenue and early subscription-based income from the NOYACK.ai platform.

The Company is not yet profitable. As reflected in the Audited Financial Statement as of May 27, 2025, the Company is in an early operational stage and continues to invest in product development, infrastructure, and administrative operations. Current affiliate revenues offset a portion of operating costs but do not yet result in net profitability.

Based on the Company's current cost structure and projected affiliate and platform revenues, NOYACK LLC expects to achieve profitability by 2027. This expectation assumes continued growth in recurring affiliate fees earned by Noyack Capital LLC, the Company's Administrator, as well as the commercialization of subscription-based services within the NOYACK.ai ecosystem.

The Company anticipates requiring approximately $500,000 to $750,000 in additional capital to reach profitability, which is expected to be funded from the proceeds of the Company's current $5,000,000 Regulation Crowdfunding offering and from reinvested revenues generated over the next twelve (12) to eighteen (18) months. This capital will primarily support platform development, engineering, compliance, and distribution initiatives.

Management believes that the Company's capital-efficient operating structure, combined with affiliate fee income and near-term revenue scaling, positions NOYACK LLC to reach profitability without reliance on future large-scale financing rounds.

The accompanying financial statements have been prepared on a going concern basis, which assumes the Company will continue to realize its assets and meet its obligations in the normal course of business. The Company has not yet commenced its planned principal operations and has incurred organizational and administrative expenses in connection with its capital formation activities.

For the next twelve (12) months, the Company expects to receive financing from Noyack Capital LLC, the Administrator, to cover operating costs. The Administrator has committed to providing such funding on an as-needed basis until proceeds are received from the Company's current $5,000,000 Regulation Crowdfunding offering.

Once offering proceeds are received, the Company expects to use those funds to execute its business plan and expand its technology and platform operations. In the interim, operational costs remain minimal, and management believes that the Administrator's ongoing financial support will be sufficient to meet short-term liquidity needs. Accordingly, management believes that substantial doubt about the Company's ability to continue as a going concern has been alleviated.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Charles J. Follini, certify that:

(1) the financial statements of NOYACK LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of NOYACK LLC included in this Form reflects accurately the information reported on the tax return for NOYACK LLC filed for the most recently completed fiscal year.

Charles J. Follini

Founder and CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://wearenoyack.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Amy Young
- Charles J. Follini
- David Merrill
- Mohamed Koné
- Paola Saladin
- Stephen I. Robie

Appendix E: Supporting Documents

- NOYACK_LLC_-_Administrative_Services_Agreement__SIGNED_05-27-2025_.pdf
- NOYACK_LLC_-_LLC_Agreement__SIGNED_05-27-2025___1_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Amy Young

Charles J. Follini

David Merrill

Mohamed Koné

Paola Saladin

Stephen I. Robie

Appendix E: Supporting Documents

NOYACK_LLC_-_Administrative_Services_Agreement__SIGNED_05-27-2025_.pdf
NOYACK_LLC_-_LLC_Agreement__SIGNED_05-27-2025___1_.pdf

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**
☑ **I agree to the Wefunder Listing Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

NOYACK LLC

By

Charles (CJ) Follini

Founder and Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has

been signed by the following persons in the capacities and on the dates indicated.

Charles (CJ) Follini

Founder and Chief Executive Officer
1/8/2026

Stephen I. Robie

Director and Chief Financial Officer
1/8/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.